ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com Email
November 29, 2017

VIA EDGAR TRANSMISSION Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Ephraim Fields – Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of Ephraim Fields, Keith Rosenbloom, Lawrence F. Hagenbuch, Randall Bort and Sean Gelston (the “Reporting Parties”), we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended, the Reporting Parties’ preliminary proxy statement and form of WHITE proxy card (under the cover page required by Rule 14a-6(m) and Schedule 14A) for use in conjunction with the annual meeting of shareholders for Command Center, Inc.  The annual meeting date has not yet been set.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Attachments

cc:            Ephraim Fields

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.